UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-25663
NOTIFICATION OF LATE FILING	CUSIP NUMBER 27922X105

(Check one):	✓	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:		December 31, 2015

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ecosphere Technologies, Inc.
Full Name of Registrant.

N/A
Former Name if Applicable

3515 SE Lionel Terrace
Address of Principal Executive Office (Street and Number)

Stuart, FL 34997
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

✓

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has been delayed in resolving certain payment issues with its auditors which have been resolved.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael D. Harris	(561)	471-3507
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			✓	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			✓	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates the Annual Report will reflect the following:

The Registrant’s total revenues were $736,874 for fiscal year 2015, compared to $1,119,879 for fiscal year 2014. The Registrant’s total expenses were $5,651,388 for fiscal year 2015, compared to $7,758,485 for fiscal year 2014. The Registrant’s loss from operations was $4,914,514 for fiscal year 2015, compared to $6,638,606 for fiscal year 2014. The Registrant’s total other expense was $16,974,466 for fiscal year 2015, compared to $3,156,717 for fiscal year 2014.  Due to the depressed oil and gas prices which affected the entire industry, the Company’s auditors recommended it take an impairment charge of $11,911,955 resulting from the Registrant’s oil and gas investment. This followed similar write downs by customers and others in the oil and gas industry.  Net loss applicable to the Registrant’s common stock was $22,604,535 for fiscal year 2015, compared to $11,566,098 for fiscal year 2014. All of the numbers are subject to audit.

Ecosphere Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 30, 2016	By:	/s/ Dennis McGuire
Dennis McGuire
		Title:	Chief Executive Officer